UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PROVENTION BIO, INC.

(Name of Subject Company)

PROVENTION BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374N102

(CUSIP Number of Common Stock)

Ashleigh Palmer

Chief Executive Officer

Provention Bio, Inc.

55 Broad Street

Red Bank, New Jersey 07701

(908) 336-0360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Suni Sreepada

Thomas Danielski

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Provention Bio, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Zest Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of Sanofi S.A., a French société anonyme (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of the Company at a purchase price of $25.00 per Share (the “Offer Price”), to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new section before the section entitled “Cautionary Note Regarding Forward-Looking Statements” included in such Item 8:

“(j) Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired at one minute following 11:59 P.M., Eastern Time, on April 26, 2023 (such date and time, the “Expiration Time”), and the Offer was not extended further. Purchaser was advised by the Continental Stock Transfer & Trust Company, which is the depositary and paying agent for the Offer, that, as of the Expiration Time, a total of 74,490,556 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, which together with the Shares owned by Parent and its wholly owned subsidiaries (including Purchaser), represent approximately 73.065% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition.

Purchaser has irrevocably accepted for payment, and has stated it will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that, together with the Shares owned by Parent and its wholly owned subsidiaries, is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of stockholders of the Company. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements, other than Shares (i) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company, by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser), or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (ii) irrevocably accepted by Purchaser for purchase in the Offer.

Following the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023	PROVENTION BIO, INC.

	By:	/s/ Ashleigh Palmer
	Name:	Ashleigh Palmer
	Title:	Chief Executive Officer